UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: Industry veteran Elisabetta Romano appointed Chief Technology Officer

The experienced and respected global TMT expert will play a key role in implementing the DigiTIM Strategic Plan, focusing on digital innovation to maintain its market leading position

Rome, 26 April 2018

TIM is pleased to announce that it has further enhanced the quality, skillset, and experience of its senior management team, appointing Elisabetta Romano to the role of Chief Technology Officer.

Reporting directly to Chief Executive Officer, Amos Genish, Ms. Romano will join the Group on July 1st, and she will be responsible for ensuring technological innovation, evolution of the networks, and for the Information Technology required to support TIM’s digitisation process at Group level.

Ms. Romano is the latest in a string of new senior hires to join the Group, all of whom are highly qualified, experienced, and internationally recognised for their expertise. She follows the recruitment of Stefano Siragusa as head of network infrastructure, Riccardo Meloni as head of human resources, and Pietro Scott Jovane as head of commercial.

Romano has been working in telecommunications, IT and Media for around 30 years, with a career primarily at Ericsson, both in Europe and the United States. Her extensive experience in a sector that has seen significant transformation – and will continue to do so – will be central to enabling TIM to seize the emerging opportunities created by the convergence of content and technology.

Ms. Romano previously led Ericsson’s TV & Media division, developing innovative solutions and services for TV operators and content providers around the world. Most recently, she was head of Ericsson’s Core Network division, focussing on the development of connectivity services, particularly those linked to mobile broadband using 5G technology.

In her new role with TIM, Ms. Romano will also oversee the integration of engineering processes, and the development of technological infrastructure, platforms and IT applications, as well as the governance of the related businesses.

Elisabetta Romano does not have shares in the company. CV attached.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

www.telecomitalia.com/investor_relations

ELISABETTA ROMANO

SUMMARY: Seasoned technology executive in fast-paced telecommunications, IT and Media industry in the U.S. and Europe. Business leader with proven ability to build and scale businesses with a forward thinking, problem solving-oriented approach. Excels guiding customers and partners through industry transformations with a solid record of accomplishment. Builds strong teams and cultivates deep relationships with key customers, technical and commercial partners.

CORE STRENGTHS:

• Strategic Thinker and Visionary • Team Leadership/Mentorship • Strong Communication Skills • Cross-functional Collaboration • Ability to Scale Businesses • Effective Business Intuition	• Exceptional Customer Relationship Skills • Strong Technical Background • Mature and Emerging Market Experience • Stakeholder Management • Complex Problem Solving • Respected Female Tech Executive

CURRENT:

EVP & GM, Packet Core & Identity Management Ericsson

Santa Clara, CA

06/2017-present

Leads a global organization of three thousand worldwide resources driving the evolution of Packet Core to 5G, enabling Communications Service Providers to connect people and devices in news ways through concepts such as “Network Slicing” and “Distributed Cloud at the Edge”; Sets the overall strategic direction alongside the Ericsson board and plans and implements long term strategies to maintain and grow a leadership position in a disrupted industry; Crafted strategy to leverage Ericsson’s unique industry position to build ecosystem of traditional telco companies and new technology players; Accountable for the P&L of the entire product and services portfolio.

Past:

EVP & GM, Media Solutions Ericsson

Santa Clara, CA

06/2015-06/2017

Led a global organization of two thousand worldwide resources developing, selling, marketing and deploying cloud native media tech to enable content owners, broadcasters and TV service providers to deliver modern video experiences; Set strategic direction alongside the Ericsson board and planed and implemented long term strategies to achieve organizational objectives and scale the business; Accountable for the P&L of the entire product and services portfolio; Crafted and implemented elaborate plan to overcome industry and market transformation risks.

•	Product Development: Set R&D, portfolio and product development priorities alongside engineering leads; Oversaw creation of unified microservices-based architecture across the entire next-gen portfolio; Managed efforts to develop product roadmaps to migrate customers from legacy to modern technology stack.

•	Efficient Operations: Set company budgets and forecasts alongside finance and provided strategic analysis, forecasts and business projections.

•	Sales Focus: Worked closely with large customer accounts to develop relationships and close strategic deals.

•	Business Diversification: Identified ways to leverage core technology to diversify and expand the business to new customer segments; Moved strongly into cable securing first Ericsson TV Platforms cable customers.

•	Strong Innovation: Focused the organization around innovation to help customers combat industry transformation, resulting in more than 200 registered patents and new revenue streams for Ericsson.

•	Spokesperson: Represented the company via prestigious speakerships at major global events including Mobile World Congress, IBC, NAB, Code Media; Named a 2017 Top Women in Technology.

•	Organizational Transformation: Brought together entire Ericsson Media business into one end-to-end organization, navigating internal cross business unit dynamics and local labor laws; Achieved 30% in cost savings by eliminating organizational inefficacy and consolidating overlapping product lines; Refocused new organization and set strategic direction for Ericsson’s Media Solutions business.

•	Successful Acquisitions: Completed the acquisition and integration of Fabrix and Envivio, launching Ericsson’s software-based media processing portfolio.

PAST:

Vice President, Head of OSS & Service Enablement Ericsson

Stockholm, Sweden

06/2012 – 06/2015

Head of Operations Support Systems (OSS) & Service Enablement for Ericsson. Significantly improved top and bottom line year-over-year; Refocused the strategy for telco operators, brought new business areas to market and completed several successful acquisitions, resulting in double digit growth and top-tier industry analyst recognition.

•	Successful Strategy and Execution: Set long term vision and strategy and successfully executed; Efforts directly resulted in Gartner recognition of Ericsson OSS as a Leader in its Magic Quadrant.

•	Profitable Business: P&L responsibility of the entire portfolio, around $300M revenue and two-digit product contribution.

•	Organic & Inorganic Growth: Evolved the portfolio organically and through several successful acquisitions: Telcordia, Conceptwave and Sentilla to build out the OSS cloud-based next gen portfolio.

•	Thought Leadership: Represented Ericsson at global ICT conferences such as TM Forum, CES and MWC.

President Pride

Rome, Italy

03/2006 – 12/2009

President of Pride, a standalone Ericsson company of over 1000 employees providing Information and Communication Technology (ICT) systems integration and consulting for industries such as media, telecom and government; Ran one of the most successful acquisition integrations into Ericsson, growing the business by double digits and expanding into new areas such as cloud transformation.

•	Strong Business Results: Achieved top and bottom line double digit growth year over year and won significant break-in deals with utilities and government customers.

•	Grew the Business: P&L responsibility for the entire services portfolio, around $200M Euro revenues.

•	Business Transformation: Led efforts to transform the organization, broadened the services portfolio to address new areas such as Cloud Virtualization across different industries.

VP and CU Head of Wind/Orascom Ericsson

Rome, Italy

03/2006 – 12/2009

As Customer Unit Head my responsibilities included P&L of the Wind account, around $200 million revenues.

•	Grew Strategic Partnerships: Negotiated and established strategic partnership with Wind C-suite and its Egyptian mother company Orascom Telecom.

•	Efficient Sales Operations: Managed end-to-end activities in the sales process, fulfilling contractual obligations, closing of business contracts and collection of money.

•	Customer Delivery: Accountable for customer projects orchestrating several global organizations, responsible for products and services, including external companies.

Head of Business Manager VAS/IT Ericsson

Rome, Italy

12/1998 – 03/2006

After 10 years of broad technical experience, successfully transitioned to business and customer facing role. During tenure maintained strong track record of innovative solutions sold to all service providers operating in Italy.

Most relevant activities include:

•	Product Management Team Leader: Responsible for creating innovative solutions, both voice and data, to help Service Providers increase revenues and address strong competition in the Italian market.

•	Technical Expertise: Developed deep knowledge of new technologies such as GPRS, IMS, WAP Gateway. Peer2Peer application, Content based Charging, Prepaid system, Web portal.

•	Strong Customer Relationships: Built strong customer facing skills, recognized internally and externally for cultivating excellent relationships and building mutual trust and respect.

Various Technical Roles Antwerp Alcatel, Belgium & Milan, Italy

03/1987 – 12/1998

Regular career advancement from software developer to system engineer to lead software developer and then to Head of system engineering. Recognized for the contribution to Alcatel IN global SW portfolio

•	Software Developer: Spent first two years of career contributing to the creation of Alcatel N.7 Signaling System based on CCIT specification used in Alcatel S12 network exchanges.

•	System Engineer: Responsible for the definition of the CS1 protocol as part of ETSI standardization body.

•	Lead Software Developer: Contributed to the OSI stack development and functional test activities.

•	Head of System Engineer: Lead the development and testing of Alcatel Service Switching Function node and its integration with TI Service Control Point.

RECOGNITION:

•	Part of Ericsson Executive Program, a program that identifies, trains and nurtures top executive talent

•	Winner of 2015 Top Sales Competition

•	Consistent top performance ratings at Ericsson and Alcatel-Lucent

•	Honored as a 2017 Top 50 Women in Technology by the National Diversity Council alongside well-known female business leaders including Sheryl Sandberg, Marissa Mayer and Ginny Rometty.

EDUCATION:    Master of Computer Science, Feb 1987

University of Salerno – Fisciano, Campania

Executive Program: Leadership,

Columbia University – New York, NY

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager